July 9, 2008

VIA EDGAR AND BY HAND

Mr. Michael McTiernan

Mr. Phil Rothenberg

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ProShares Trust II (formerly Commodities & Currencies Trust) Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 Reg. No. 333-146801

Dear Mr. McTiernan:

On behalf of our client, ProShares Trust II (formerly Commodities & Currencies Trust, the “Registrant”), a Delaware statutory trust, set forth below are the responses of the Registrant to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), received by letter dated November 15, 2007, with respect to the Registration Statement (the “Registration Statement”) on Form S-1 filed by the Registrant on October 18, 2007. The responses to the Staff’s comments are set out in the order in which the comments were provided and are numbered accordingly.

We have enclosed with this letter both a clean and a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Registrant via EDGAR, reflecting all changes to the Registration Statement.

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response: We acknowledge the above comment and will provide the requested materials if and as they become available.

2.	Please include the dealer prospectus delivery obligation as required by Regulation S-K, Item 502(b).

Response: We have added the following language before the table of contents: “Until                    , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

3.	In your Risk Factors section, you note various risks related to regulatory requirements, but do not seem to discuss such regulatory requirements otherwise in the Prospectus. Please revise the Prospectus to discuss the material government laws and regulations that apply to your business.

Response: We have added discussion on material government laws and regulations in the Investment Objectives section on page 29.

4.	Please provide prior performance information for each of the benchmark indices or advise us why you believe this is not relevant to potential investors.

Response: Please note that the objective of each series of the Registrant (each, a “Fund” and collectively, the “Funds”) is not to track a benchmark, but to provide daily investment results (before fees, expenses, costs and income) that correspond either to twice (200%), or twice the inverse (-200%) of, the daily performance of the applicable benchmark. Mathematical compounding prevents the Funds from achieving such investment objectives over a period of time greater than one day. We describe this effect in detail in the risk factor on page 19 captioned “[w]hile close tracking of any Fund to its benchmark may be achieved on any single trading day, over time the cumulative percentage increase or decrease in the net asset value of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the relevant benchmark due to a compounding effect.”

Accordingly, we believe that disclosure of a benchmark’s past performance in this context would not provide appropriately relevant information to potential investors. Moreover, we believe that providing prior information for each benchmark before any Fund itself has operating history could leave shareholders with the misapprehension that past performance is indicative of future results.

5.	Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the Authorized Participants, the Distributor or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response We respectfully submit that, given the nature and structure of the Delaware statutory trust in question, it should not be necessary to apply Release No. 33-6900 and Item 19D of Industry Guide 5 to the Registrant.

Cover Page of Registration Statement

6.	In addition to listing Commodities & Currencies Trust as a registrant, please also list the name of each of your 48 Funds as co-registrants. Additionally, please list each of the corresponding 48 Master Funds as co-registrants. Also note that in addition to the Trust and Master Trust, each Fund and Master Fund must sign the registration statement.

Response: Please note that the Registrant has changed its name and now contemplates registering shares of 14 Funds instead of 48 Funds. In addition, the Master Fund structure will no longer be utilized.

Pursuant to a conversation by Registrant’s counsel with Ms. Karen Garnett and Mr. Phil Rothenberg of the SEC on Tuesday, May 6, 2008, the Registrant submits that the only entity that must sign the registration statement is the Registrant and not the 14 Funds. ProShares Trust II is a Delaware statutory trust, and will be comprised of a number of separate series, or “Funds.” The Registrant submits that the Funds are not distinct legal entities in-of-themselves or distinct from the Registrant. Rather, the Funds are part of a statutory rubric that specifically provides for the establishment of multiple series of a single trust that are not separate legal persons.

Pursuant to §3806 of the Delaware Statutory Trust Act, or the DSTA, a Delaware statutory trust may have different classes or series that may have separate rights, powers or duties with respect to specified property or obligations of the statutory trust or profits and losses associated with specified property or obligations. If a trust’s governing instruments properly provide for inter-series limited liability, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the statutory trust generally or any other series thereof. The Registrant intends to satisfy the requirements of §3804 of the DSTA, including causing separate and distinct records to be maintained for each series, the assets associated with any such series to be held and accounted for in accounts and with records separate and distinct from the other assets of the statutory trust and each other series of the statutory trust.

Under Delaware law, the Funds cannot issue their own securities, cannot sue or be sued, cannot contract and cannot take any other action independently of the Delaware statutory trust of which it is a part. Only the Registrant may undertake any of these actions. Therefore, for this purpose, a separate series of a statutory trust should not be viewed a “person” or an “issuer” in its own right under Section 2(a) of the Securities Act of 1933. Moreover, treating a separate series as a separate legal entity from a trust would defeat the very intention of the DSTA. The Delaware legislature has made clear that it intends for each individual series not to be liable for the debts, liabilities, obligations and expenses of another series.

We also call your attention to the structures used by investment companies for many years pursuant to various state corporate forms, including Delaware statutory trusts, Massachusetts business trusts and Maryland corporations. The longstanding policy of the Division of Investment Management has been to permit separate series of trusts to be included under the filings of a single trust as registrant. Form N-1A specifically defines Fund to mean a registrant or a separate series of a registrant. In such cases, the trust, and not each separate series, signs the Form N-1A. All other filings that registered investment companies are required to make are filed similarly – that is, by the trust and not by series. In addition, the Commission has not required each separate series of a mutual fund or an exchange traded fund to sign a registration statement as a separate entity. We understand that there is not correlation across all areas in comparing the Registrant with registered investment companies (and clear disclosure points investors to the fact that none of the Funds is a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940 and is not subject to regulation thereunder). However, we submit that, for the purpose of determining proper treatment of the Funds for this comment and comment 8, below, the structure of the Registrant and the Funds more closely parallels the structure of registered investment companies that are exchange-traded (i.e., ETFs) rather than typical public operating companies.

7.	In the fee table, please list separately each of the 48 Funds, the proposed maximum aggregate offering price for such Fund, and the amount of registration fee for such Fund.

Response: The Registrant respectfully submits that the total amount of units of beneficial interest in the Trust should be represented in the aggregate. At this time, a definite amount of securities for each Fund has not been determined, nor will demand be known until well into the continuous offering.

In this context, the Funds’ shares are analogous to securities offered by an open-end registered investment companies that register an unlimited number of shares for a continuous offering. The fact that the Registrant is required to register a specific dollar amount is entirely driven by the requirements of Form S–1 and the fact that no other form is available to the Registrant.

The offering of units of beneficial interest in the Trust will be done a continuous basis pursuant to Rule 415. Subsequent to the initial offering, the Registrant cannot be certain that the Trust will ever have demand for additional shares of a Fund. As discussed in our telephone call with the Staff on May 6, 2008, the Registrant would incur significant legal expense and administrative cost if it needed to register additional securities relating to one Fund even though allocated amounts for other Funds may not at that time have been exhausted. In particular, the Registrant has been advised that after the Registration Statement has been declared effective, the Division of Corporate Finance would typically not allow a re-allocation amongst the Funds, so an entirely new Registration Statement would be required to effect even minor reallocations among Funds. Unlike an operating company where the proceeds of offerings of different securities are mingled in the body corporate for a collective purpose and shareholders face the prospect of dilution or different relative priorities when different securities are issued, the proceeds of the sales of units of beneficial interest in a Fund will be dedicated to that Fund alone. Relatively more proceeds going to one Fund will not disadvantage or dilute the interests of holders of another Fund. On the contrary, investors across the several Funds stand to benefit from the economies associated with not initially allocating set amounts among the different series.

To illustrate, suppose that the Registrant were to register $100 million in value for each of Fund A and Fund B. Suppose further that one month into offering only $5 million of Fund A’s shares were sold (meaning it was generally an unpopular Fund) while Fund B (a relatively popular Fund) had sold $99 million worth of shares. If the Registrant were forced to prepare a new registration statement on S-1 simply to offer additional value for Fund B, while a substantial number of shares were available to Fund A, Fund B and its shareholders would incur significant additional expenses relating to the new filing (including new FINRA fees of up to $75,500 triggered only by the fact that the registration statement has a “new” filing number). When one considers that the Registrant has 14 Funds (and is likely to add more in the future) and that demand for a given Fund’s shares cannot truly be known until well into the continuous offering, the filing and registration costs would quickly escalate to onerous and even prohibitive levels.

Were the Staff to allow the total amount of units of beneficial interest in the Trust to be represented in the aggregate and allocable among the Funds after the effective date of the Registration Statement according to demand, the Funds (and, accordingly, the holders) would benefit from reduced costs over time, including meaningful savings with regard to FINRA filing fees, printing expenses and legal and other professional expenses. Investor protection concerns that would apply with respect to a typical operating company registrant, such as economic dilution or layering of relative rights and powers among classes of securities, do not apply in the case of the Registrant because the proceeds from shares of a Fund will be primarily applied to assets intended to achieve that Fund’s investment objectives.

Front Cover Page of Prospectus

8.	You use the term “Authorized Participants” but do not define it. Please define it in plain English. Additionally, please define other capitalized terms the first time the terms are used.

Response: We have defined Authorized Participant on the front cover. We have defined other terms either throughout the document or in the glossary.

9.	Please identify the initial authorized participant.

Response: The initial Authorized Participant has not yet been determined. It will be identified in a subsequent pre-effective amendment to the Registration Statement.

10. Please list the amount of securities of each Fund that is offered. See Regulation S-K, Item 501(b)(2).

Response: As explained in the response to Comment #7 above, the Registrant respectfully submits that the title of the securities should be listed as “Common Units of Beneficial Interest” and the amount should be listed as shown.

Summary, page 1

11.	Please consider adding an organization chart (showing investors, Authorized Participants, Funds, Master Funds, etc.) to your summary section so that investors can more easily understand your structure.

Response: As the Registrant will not be using the “Master Feeder structure”, we believe that corporate structure has been simplified and that a chart should not be necessary.

12.	You disclose that all of your Funds’ investment results are “before fees and expenses.” In the Summary section, please provide a summary of the fees and expenses described in more detail in the “Charges” section on page 52.

Response: We have substantially revised disclosure on page 10as to the method fees and expenses will be paid by Funds to the Sponsor.

The Master-Feeder Structure, page 3

13.	Please briefly describe in plain English the reference to the “master-feeder structure.”

Response: As discussed above, the “Master Feeder structure” is no longer part of the Registration Statement. All references to the Master Funds have been removed from the Registration Statement.

Investment Objectives, page 7

14.	Please briefly describe, in plain English, how you intend to achieve the 200% performance for each of the Ultra Funds and UltraShort Funds, and how you intend to achieve the inverse performance for the Short Funds. Please also briefly explain what these objectives mean, or provide explanatory examples. Additionally, please provide a more robust discussion of how you intend to achieve this performance in your “Investment Objectives” section on page 34.

Response: We have revised our disclosure in both the summary (on page 5) and in the Prospectus “Investment Objectives” (on page 29) section to explain by what mechanism the Funds intend to achieve 200%.

The Managing Owner, page 9

15.	We note your disclosure on page 62 which indicates your intention to reinstate registration with the CFTC as a commodity pool operator. Please update us on the status of your registration and adjust your disclosure on page 9 for consistency.

Response: The Sponsor has been reinstated as a commodity pool operator effective November 28, 2007 and the registration statement has been adjusted to reflect current registration.

Limitation of Liabilities, page 10

16.	You state that you have “received an opinion of counsel that each Fund will be entitled to the benefits of the limitation on inter-series liability provided under the Delaware Statutory Trust Act.” Please state the name of such counsel, file the opinion as an exhibit and file a written consent from such counsel.

Response: We revised the wording of this section on page 8 to “will receive an opinion.” When this opinion is available, the Registrant will include it as an exhibit in a subsequent pre-effective amendment to the Registration Statement.

Use of Proceeds, page 12

17.	We note that “substantially all” of the proceeds will be invested in swaps, futures and forward contracts. Please disclose how the remaining proceeds will be raised.

Response: Assuming that the word “raised” in your question means “invested,” please note that the Registrant revised the Use of Proceeds section in the Summary (on page 10) and in the Prospectus (on page 44) to clarify the use of proceeds.

Fees and Expenses, page 13

18.	We note your disclosure within footnote 2 of page A-2 which indicates that the Managing Owner will be responsible for paying the fees and expenses of the Administrator, Custodian and SEI Investments (which provides distribution and marketing services) out of the funds it receives from its management fees. Please expand your disclosure of management fees to reflect such information.

Response: As noted in response to comment #12, the Registrant has substantially revised disclosure on page 10as to the method fees and expenses will be paid by Funds to the Sponsor.

Risk Factors, page 16

19.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following non-exhaustive list of examples:

•	“The Funds and the Master Funds are subject to the risks associated with being newly organized,” (page 16)

•	“You may not rely on past performance in deciding whether to buy Shares,” (page 16)

•	“Lack of independent advisers representing investors,” (page 17)

•	“Net asset value may not always correspond to market price and, as a result, Creation Units may be created or redeemed at a value that differs from the market price of the Shares,” (page 19)

•	“Fewer representative commodities may result in greater benchmark volatility,” (page 20)

•	“Trading on commodity exchanges outside the United States is not subject to U.S. regulation,” (page 20)

•	““Backwardation” or “contango” in the market prices of benchmark commodities will affect the value of your Shares,” (page 21)

•	“The positive performance of swap agreements, futures and forward contracts, and therefore your investment, is wholly dependent upon an equal and offsetting loss,” (page 28)

•

“The net asset value calculation of a Master Fund may be overstated or understated due to the valuation method employed when a settlement price is not available on the date of net asset value calculation,” (page 28)

•	“Shareholders that are not Authorized Participants may only purchase or sell their Shares in secondary trading markets,” (page 30)

•	“Shareholders do not have the rights enjoyed by investors in certain other vehicles,” (page 30)

•	“The Master Fund will be subject to regulatory risk associated with futures contracts,” (page 31)

Please revise throughout the Risk Factor section as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties.

Response: We have adjusted the subheadings of those Risk Factors that need to be made investor specific, including the above non-exhaustive list.

You cannot be assured of the Managing Owner’s continued services . . . page 16

20.	You state that the Master Funds may be adversely affected if the Managing Owner discontinues its activities on behalf of the Funds and the Master Funds, but do not explain how the Master Funds may be adversely affected. Please revise.

Response: As discussed above, the Master-feeder structure is no longer part of the Registration Statement and all references to the Master Funds have removed from the Registration Statement.

“Backwardation” or “contango” in the market prices . . . page 21

21.	Please explain how the absence of contango in relevant benchmarks of a given UltraShort or Short Fund would be expected to adversely affect the value of that UltraShort or Short Fund and positively affect the value of that Ultra Fund.

Response: We have revised the disclosure on page 17 to make the example read more clearly.

Competing claims of intellectual property rights may adversely affect . . . page 28

22.	You note that patent application could “theoretically be relevant to the Funds.” Please provide examples of such applications and describe how they could present risks for the Funds and their investors.

Response: The Registrant has revised the disclosure in this risk factor on page 24. Given the uncertain outlook regarding the validity of any “business method patent” in this space, the Registrant proposes that the revised disclosure adequately frames the potential risk to investors.

Failure of Futures Commission Merchants to segregate assets . . . page 31

23.	You cross reference to a section called “The Futures Commission Merchant” but this section does not appear to be in the Prospectus. Please advise.

Response: This erroneous cross reference has been deleted.

Description of the Dow Jones – AIG Index and Sub-Indices, page 40

24.	You describe the process known as “rolling” a futures position, and state that the Dow Jones – AIG is a “rolling index,” but do not explain what this means. Please revise.

Response: The Registrant has revised the disclosure on page 35 to clarify the description of the Dow Jones—AIG is as a “rolling” index.

Description of the Currencies Benchmarks, page 44

25.	We note your usage of the BIS Survey. Please provide us with highlighted copies of this and any other study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response: We attach the revised BIS survey. The study is publicly available on the internet and was not prepared for the Registrant. The Registrant has not compensated any party for the use of the BIS survey. Use of the survey is permitted if the attribution language included in the Registration Statement.

26.	You discuss various USD/foreign currency pairs in this section. Please disclose the relevance of this disclosure.

Response: Discussion of foreign currencies is now limited to the Euro and the Japanese Yen. On page 39 we make clear that the value of these foreign currencies will be measured in terms of their values against the U.S. Dollar.

Creation and Redemption of Shares, page 55

27.	If not filed with your next amendment, please provide us a draft of the form participant agreement. Please summarize any provisions in the Authorized Participant agreement that obligate an authorized participant to publicly distribute shares acquired in a creation basket.

Response: We acknowledge the above comment and advise you that the form of Authorized Participant Agreement will included as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

Litigation, page 58

28.	We note your current disclosure. Additionally, please describe material pending legal proceedings to which you are a party. Please see Regulation S-K, Item 103 and Instruction 4 thereto.

Response: The disclosure relating to litigation has been revised to make clear that there is no pending litigation, including litigation as described in Regulation S-K, Item 103, Instruction 4.

Description of the Shares and The Master Fund Units; The Funds; Certain Material Terms of the Trust Agreements, page 59

Description of the Shares and the Master Fund Units, page 59

29.	In this section, you state that the Shares may be purchased from each Fund but only by Authorized Participants. On page 65 under “Shares Freely Transferable,” however, you state that each Fund’s Shares may be bought and sold on the American Stock Exchange like other securities, and on page 91 under “Plan of Distribution,” you state that that retail investors may purchase and sell Shares through traditional brokerage accounts. Please revise to clarify your disclosure to distinguish between new issuances/redemptions and secondary trading on the American Stock Exchange.

Response: The disclosure has been revised to further distinguish between new issuances and secondary trading.

Net Asset Value, page 65

30.	Please revise the second paragraph to more clearly describe how you calculate indicative net asset value of a commodities index fund, commodities fund and currency fund.

Response: We have revised this disclosure on page 59 to clarify how net asset value will be calculated.

The Administrator, page 69

31.	Please describe the role and responsibilities of the Administrator.

Response: We have revised this disclosure on page 61 to clarify the role and responsibilities of the Administrator.

Distribution Services Agreement, page 75

32.	Please provide examples of the “certain distribution services” that SEI Investments will provide to each Fund.

Response: We have revised this paragraph to clarify the services that will be provided by SEI Investments to the Funds.

Likelihood of Becoming a Statutory Underwriter, page 90

33.	Please disclose that the initial Authorized Participant is acting as an underwriter.

Response: We have made it clear that the Initial Authorized Participant may be deemed an underwriter in certain circumstances.

Financial Statements, page F-1

34.	It appears that you intend to include financial statements of Commodities & Currencies Trust and Commodities & Currencies Master Trust in a subsequent amendment. Please explain to us your basis in GAAP for consolidating each of the funds and the master funds with the Trust and Master Trust respectively. Alternatively, confirm for us that you will include separate financial statements for each fund and master fund.

Response: As discussed above, the Master-feeder structure is no longer part of the Registration Statement and all references to the Master Funds have removed from the Registration Statement. We otherwise confirm that a separate audited financial statement for each Fund will be separately included in the filing of the next pre-effective amendment to the Registration Statement.

Item 16.	Exhibits and Financial Statements, page II-2

35.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response: We acknowledge the above comment and will provide the requested materials as they become available.

Item 17.	Undertakings

36.	Please include the undertaking required by Item 512(a)(5) of Regulation S-K.

Response: We have included the required undertaking.

*        *        *

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Anthony A. Lopez III and Saul Stein, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375) and to Barry I. Pershkow, Esq. c/o ProShare Capital Management LLC, 7501 Wisconsin Avenue, Suite 1000 – East Tower, Bethesda, MD 20814 (fax: 240-497-6530).

Very truly yours,

Anthony A. Lopez III
Enclosures